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                    SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 14D1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                      WNC Housing Tax Credit Fund II, L.P.
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                       (Name of Subject Company [Issuer])

                        Everest Tax Credit Investors, LLC
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                                    (Bidder)

                     Units of Limited Partnership Interests
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
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                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
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Transaction Valuation:  $140,000(1)               Amount of Filing Fee:  $28.00

     (1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $28.00 Filing party: Everest Tax Credit Investors, LLC

Form or registration no.: SC14D-1       Date filed:  May 12, 1998





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                                                       Schedule 14D-1

CUSIP No : None

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
   Everest Tax Credit Investors, LLC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER (a) [ ]
   OF A GROUP* (b) [ ]
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3. SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4. SOURCE OF FUNDS*
   AF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   California
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   None
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES [ ]
   CERTAIN SHARES
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   Not Applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON*
    OO
------- ------------------------------------------------------------------------




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                        AMENDMENT NO. 3 TO SCHEDULE 14D-1

     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed by Everest Tax Credit Investors, LLC, a California limited liability company (the "Purchaser") with the Securities and Exchange Commission on May 12, 1998, relating to the Purchaser's offer to purchase up to 700 units of limited partnership interests ("Units") in WNC Housing Tax Credit Fund II, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1998, and the related Agreement of Transfer and Letter of Transmittal. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The Offer is hereby amended to include the information below.


ITEM 10.   ADDITIONAL INFORMATION.

     (f) The Offer to Purchase, under the caption "DETAILS OF THE OFFER - 7. Conditions of the Offer" is hereby amended to read:

          "7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Units tendered if all authorizations, consents, orders of, or filings with, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall not have occurred or been filed, or obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to the aforesaid, pay for any Units, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:"

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1998


                                     EVEREST TAX CREDIT INVESTORS, LLC
                                     By: EVEREST PROPERTIES II, LLC,
                                         Manager

                                     By:   /s/ David I. Lesser
                                           David I. Lesser
                                           Executive Vice President